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                              CENTURY SHARES TRUST

REGULAR MAIL:                  ORGANIZED 1928             OVERNIGHT DELIVERY:
P.O. Box 8329              TELEPHONE (800)303-1928        C/O BOSTON FINANCIAL
BOSTON, MA  02266-8329                                     DATA SERVICES
                                                          TWO HERITAGE DRIVE
                                                          NORTH QUINCY, MA 02171
Dear IRA Owner:

        Last summer, new laws were enacted that make changes to the rules governing your Century Shares Trust IRA. These changes, which are effective starting January 1, 1997, are summarized below. Please keep this summary with your IRA disclosure statement (the pamphlet describing the rules governing your IRA that you received when you set up your IRA). If you have questions, please call shareholder services at (800)303-1928.

        1.      Married IRA Owners - New Contribution Limits

                Under the old rules, for a married couple with only one spouse earning compensation, each spouse could have any IRA, but the annual contributions to both IRAs were limited to $2,250.

                Under the new rules, if you are married (filing jointly) and each spouse establishes an IRA, each spouse may contribute up to $2,000 annually to his or her IRA as long as the combined compensation of both spouses for the year (as shown on your joint income tax return) is at least $4,000. If the combined compensation of both spouses is less than $4,000, then the higher compensated spouse's IRA contribution may be any amount up to that spouse's compensation, or $2,000 if less. The lower compensated spouse's IRA contribution may be any amount up to that spouse's compensation plus any amount by which the higher compensated spouse's compensation exceeds the higher compensated spouse's IRA contribution.

        2.      IRA Withdrawals - New Penalty-Free Withdrawals

                Most withdrawals from an IRA before age 59 1/2 are subject to a 10% penalty tax in addition to regular income taxes. In certain situations, withdrawals before age 59 1/2 are not subject to the 10% penalty. The new rules add situations in which the penalty is not imposed.

                First, withdrawals during a year are not subject to the 10% penalty tax to the extent that the withdrawals do not exceed the amount of your deductible medical expenses for the year. Generally speaking, medical expenses paid during a year are deductible if they are greater than 7 1/2% of your adjusted gross income for the year.

                Second withdrawals are not subject to the 10% penalty if they do not exceed the premiums you paid for health insurance coverage for yourself, your spouse and dependents. This exception is available only if you have been unemployed and received federal or state unemployment compensation for at least 12 weeks. Withdrawals during the year in which you received the unemployment compensation or during the following year are eligible for this exception, but not any withdrawals after you have been reemployed for at least 60 days.

        3.      IRA Withdrawals - Excess Withdrawal Penalty Waived

                One new rule affects individuals with very large balances in their IRAs (and other tax-favored retirement plans). Under current tax rules, there is a 15% penalty tax on distributions to you during a year from all IRAs and other tax-favored retirement plans above a threshold amount. For 1997, the threshold will be $160,000 (it is indexed annually for cost-of-living changes).

                The 15% penalty tax described in the preceding paragraph will not apply to withdrawals from your IRA by you (or to distributions to you from other tax-favored retirement plans) during calendar year 1997, 1998 and 1999. However, a related 15% penalty tax on certain excess amounts remaining in your IRAs or retirement plan accounts upon your death continues to apply during these years. Consult your tax adviser to determine whether it would be advantageous for you to make withdrawals from your IRA (or receive distributions from other retirement plan accounts) during this three-year period.